

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Mei Kanayama
Representative Director
Yoshitsu Co., Ltd
Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan

> **Re: Yoshitsu Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 1, 2021**
> **File No. 333-259129**

Dear Mr. Kanayama:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No.1 to Registration Statement on Form F-1

Prospectus Summary
Risks Related to Our Business, page 2

1. We note your response to comment 2, as well as your revised risk disclosures on pages 3 and 14. Please further revise each of these disclosures to include the percentage of your revenue accounted for by sales to the China market. In this regard, we note that such sales accounted for approximately 77.0% and 55.4% of your revenue during the fiscal years ended March 31, 2021 and 2020, respectively.

Risk Factors, page 7

2.   We note your response to comment 4. Please disclose the substance of your response in a new risk factor, which addresses the risk of being subject to Chinese laws and regulations and which specifically acknowledges, if true, the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of your business could be subject to Chinese laws and regulations. In addition, please file the GFE Law opinion on which you are relying and the cooperation agreements with the Entrusted Third Parties as exhibits to the registration statement, or tell us why you believe you are not required to do so.

        You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ying Li